UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): June 14, 2012

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**   **60523**
(Address of Principal Executive Offices)   (Zip Code)

(Registrant's telephone number, including area code): (630) 623-3000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 14, 2012, the Compensation Committee (the "Committee") of the Board of Directors of McDonald's Corporation (the "Company") granted stock options to Donald Thompson, President and Chief Operating Officer, in connection with Mr. Thompson's promotion to President and Chief Executive Officer, effective July 1, 2012. The grant was made pursuant to the terms and conditions of the Company's 2012 Omnibus Stock Ownership Plan. The grant will become effective as of June 29, 2012 (the "Effective Date") and is contingent upon Mr. Thompson assuming the role of President and Chief Executive Officer on July 1, 2012.

The number of shares subject to the stock options Mr. Thompson was granted will be determined by dividing $3,000,000 by twenty percent (20%) of the fair market value of a share of Company stock (the "Fair Market Value") on the Effective Date and rounding up to the nearest whole number of shares. Each stock option will have an exercise price equal to the Fair Market Value on the Effective Date. The stock options become exercisable in four equal installments on each of the first four anniversaries of the Effective Date, contingent upon Mr. Thompson's continued employment by the Company on each such vesting date, and expire on the tenth anniversary of the Effective Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: June 18, 2012

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President -
Associate General Counsel and Assistant Secretary